UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 18, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON MARCH 12, 2015

Date, Time and Place: Held on March 12, 2015, at 8:00AM, at General Euryale Jesus Zerbini Highway, Km 84, SPP 66, São Silvestre, in the City of Jacareí, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: The totality of the members of the Board of Directors : José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat

Presiding:                                      José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Approve, as per the Personnel and Remuneration Committee and Financial Committee’s recommendation, the grant of Long-Term Incentive Planrelated to the year of 2015; (ii) approve the appointment of Mrs. Maria Luiza de Oliveira Pinto e Paiva to exercise the function of non-statutory Officer of Corporate Relations and Sustainability of the Company; and (iii) Notice of Extraordinary General Meeting of the Company.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                           Approve, as per the proposal evaluated and recommended by the Personnel and Remuneration Committee and Financial Committee, the grant of Long-Term Incentive Plan (“ILP”) related to the year of 2015 for the Company’s Officers.

(ii)                        Approve the appointment of Mrs. Maria Luiza de Oliveira Pinto e Paiva, Brazilian Citizen, married, psychologist, bearer of ID card RG no. 10787341-2, issued by SSP/SP, enrolled with CPF/MF under no. 129.079.488-06, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Fidêncio Ramos Street, no. 302, 3rd floor, Zip Code 04551-010, to exercise the function of non-statutory Officer of Corporate Relations and Sustainability of the Company with effects as of this date.

(iii)                     To call an Extraordinary General Meeting of the Company to be held jointly with the Ordinary General Meeting, on April 28, 2015, pursuant to art. 17, item V of the Bylaws in order to discuss the amendment of the Bylaws of the Company and other matters pertaining to those deliberations. It is hereby authorized to call the second Extraordinary General Meeting if the quorum needed for the decisions set forth herein is not met.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, March 12, 2015

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on March 12, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO